August 21, 2024

Susan Echard
Interim Chief Financial Officer
WM Technology, Inc.
41 Discovery
Irvine, CA 92618

        Re: WM Technology, Inc.
            Form 10-K for the Year Ended December 31, 2023
            File No. 001-39021
Dear Susan Echard:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Goodwill and Intangible Assets, page 63

1. We note you perform your annual impairment test on December 31, and that as of both
       December 31, 2023, and 2022 your market capitalization was below book value. Please tell us the percentage by which the estimated fair value of goodwill exceeded the carrying value as of your most recent impairment test. If goodwill is at risk of impairment, disclose the amount (or percentage) by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that would reasonably be expected to negatively affect any key assumptions. If you determined that the fair value substantially exceeded the carrying value, please revise to disclose that fact. Refer to Item
       303(b)(3) of Regulation S-K.
 August 21, 2024
Page 2
Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 66

2. Please amend your Form 10-K to include a statement that specifically asserts whether management determined that your internal controls over financial reporting were effective or ineffective as of December 31, 2023. Refer to Item 308(a)(3) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Brian Camire